                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       EXCHANGE NATIONAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301309100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 301309100                   13G                 PAGE   2  OF   5 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY
        43-1626351
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        ORGANIZED UNDER THE LAWS OF THE UNITED STATES
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       189,140
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                    21,660
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        401,173
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                     45,930
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        447,103
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        NOT APPLICABLE
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        15.7%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        BK
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

ITEM 1:

                  (a)      Name of Issuer: Exchange National Bancshares, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           132 East High Street
                           Jefferson City, Missouri  65101

ITEM 2:

                  (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City (the "Bank").

                  (b)      Address of Principal Business Office or, if none,
                           Residence: The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

                  (c) Citizenship: The Bank is a national banking association organized under the laws of the United States.

                  (d) Title of Class of Securities: Common stock, par value $1.00 per share.

                  (e)      CUSIP No.: 301309 10 0

ITEM 3:

                  If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

                  (a) (X) Bank as defined in Section 3 (a) (6) of the Act. Income Security Act

ITEM 4:           Ownership (as of December 31, 2000)

                  (a)      Amount beneficially owned: 447,103 shares.

                  (b)      Percent of class: The shares identified in paragraph
                           (a) above as being beneficially owned by the Bank represent 15.7% of the 2,863,493 shares outstanding on December 31, 2000.

                  (c)      Number of shares of which such person has:

                           (I)      sole power to vote or to direct the vote:
                                    189,140 shares.

                                                               Page 4 of 5 Pages


                           (ii)     shared power to vote or to direct the vote:
                                    21,660 shares.

                           (iii) sole power to dispose or to direct the disposition of: 401,173 shares.

                           (iv) shared power to dispose or to direct the disposition of: 45,930 shares.

ITEM 5:           Ownership of Five Percent or Less of a Class.

                  Not applicable.

ITEM 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Of the shares reported in this Schedule 13G, 190,469 shares are held by the Bank as trustee of the Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of that trust's participants, as to which shares the Bank has sole investment power but no voting power. The remaining 256,634 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 189,140 shares, shared voting power as to 21,660 shares, sole investment power as to 210,704 shares, and shared investment power as to 45,930 shares.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

ITEM 8:           Identification and Classification of Members of the Group.

                  Not applicable.

ITEM 9:           Notice of Dissolution of Group.

                  Not applicable.

                                                               Page 5 of 5 Pages


ITEM 10:          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2001



                                          EXCHANGE NATIONAL BANK OF
                                               JEFFERSON CITY

                                          By   The Exchange National Bank of
                                                     Jefferson City

                                          BY    /s/ David T. Turner
                                             -----------------------------------
                                               David T. Turner President

                     INFO FOR SCHEDULE 13G (AS OF 12/31/00)
                       SECURITIES AND EXCHANGE COMMISSION

Exchange National Bancshares Held By Bank as Sole Trustee, Sole Personal Representative or Sole Administrator and may be voted per Stinson, Mag & Fizzell (Howard H. Mick) letter dated 5/30/97.

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
                                       4,320                  Trust u/w John N. Bauer
                                       4,860                  Harold J. & Mildred Renn Trust
                                       3,924                  Lisa B. Dulle Trust
Sole Vote & Sole                       5,430                  Rosanna Vilm Trust
  Disposition                         21,118                  Frank Railton Trust A
                                      14,914                  Frank Railton Trust B
                                      77,820                  Frank Railton Trust C
                                         720                  James H. Schulte Irrev. Life Insurance Trust
                                      38,262                  City National ESOP (Not included in above referenced letter
                                     190,469                  Profit Sharing Trust
                               --------------

                                     361,837                  TOTAL

Exchange National Bancshares held by Bank Trust Department which are voted by Authorization of the Trust Agreement. Bank has Dispositive powers.

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
                                      30,000                  Alice M. Dulle Trust
                                       3,420                  Venita H. Miller Trust
                                       3,780                  Nona W. Miller Trust
Sole Vote & Sole                       1,656                  Joseph J. Mayer Education Trust
  Disposition                            480                  Mildred B. Rich Trust
                               --------------

                                      39,336                  TOTAL

Exchange National Bancshares held by Bank as Trustee for Individual Retirement Trust Accounts with shares voted by Grantor of Trust as Authorized by Trust Agreement. Bank does not have dispositive powers

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
                                       4,200                  Herbert Logan IRA
                                       3,770                  Loretta Schubert IRA
                                       3,378                  Gerald W. Abbott IRA
                                      15,300                  Hugh A. Hutinger IRA
                                         600                  Shirley A. Hutinger IRA
                                       1,590                  Ruth E. Heidbreder IRA
                                       9,140                  Beverly J. Lewis IRA
                                      23,718                  James R. Loyd IRA
                                         770                  Nina M. Brunk IRA
                                       3,008                  Mary A. Ambler IRA
                                         356                  Jana L. Hayes IRA
                                         494                  Margaret R. Schulte IRA
                                       4,910                  Shirley L. Murphy IRA
                                       2,952                  Roderick O. Bruns IRA
                                       1,944                  Margaret L. Voss IRA
No Vote and No Disposition            15,466                  Alfred E. Ehrhardt IRA
                                         926                  Brian J. Berhorst IRA
                                         434                  Doris Brendel IRA
                                         654                  Judy A. Roethemeyer IRA
                                         444                  Denise J. Wolfe IRA
                                         144                  Jennifer Farris IRA
                                       6,736                  Carolyn LePage IRA
                                          20                  Eileen A. Cremer IRA
                                         200                  James L. Vossen IRA
                                         178                  Beverly J. Lewis IRA
                                         482                  Richard Clarkston
                                         154                  Rosina Loethen
                                       7,183                  Phillip D. Freeman
                                       8,642                  Lois Garnett
                                         366                  Stephanie Cortvrient
                                      21,661                  Charles G. Dudenhoeffer, Jr.
                               --------------

                                     139,820                  TOTAL

Exchange National Bancshares held by Trust Department with Co-Trustee

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
No vote - Shares not held              5,550                  Vic P. Agee Trust
     solely by Bank:                   9,000                  Trust u/w Margaret M. Scruggs
Co-Trustee Votes.  Shared              1,350                  Trust u/w Cliff G. Scruggs
      Disposition                      8,370                  John C. Scruggs Trust u/w FBO Helen E. Scruggs
                               --------------

                                      24,270                  TOTAL

Exchange National Bancshares held by Trust Department with shared investment and shared voting powers with Co-Trustee

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
Shared vote & Shared                  21,660                  Hugo Bernel Ochsner Trust u/a 11/17/92
    Disposition

Shares not used for Schedule 13G

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
No Vote & No Disposition               1,656                  Riverview Cemetery Association Trust     (No
                                                              voting - No Dispositive)
                                      75,380                  Julian A. Ossman Trust ( No Voting - No
                                                              Dispositive
                               --------------
                                      77,036                  TOTAL

Exchange National Bancshares held by Trust Department which can be voted but no dispositive power. Trust Agreement states that stock is to be held. No power to vote. Will vote per Howard Mick letter dated 5/30/97

                                   SHARES                                     TRUST ACCOUNT
                                   ------                                     -------------
Sole Vote & No Disposition            16,698                  Trust u/w Celeste P. Thomas